Exhibit 12.1

Live Nation Entertainment, Inc.

Computation of Ratio of Earnings to Fixed Charges

	Year Ended December 31,
	2011	2010	2009	2008	2007
(in thousands, except ratio)
Loss from continuing operations before income taxes	$(96,627)	$(188,654)	$(114,678)	$(357,735)	$(53,581)
Equity in earnings (loss) of nonconsolidated affiliates	7,742	4,928	1,851	842	(7,737)

Loss before income taxes, equity in earnings of nonconsolidated affiliates and cumulative effect of a change in accounting principle	(104,369)	(193,582)	(116,529)	(358,577)	(45,844)

Dividends and other received from nonconsolidated affiliates	—	—	—	—	—

Total earnings	(104,369)	(193,582)	(116,529)	(358,577)	(45,844)
Fixed charges:
Interest expense	120,414	116,527	66,365	70,104	64,297
Amortization of loan fees *	—	—	—	—	—
Interest portion of rentals	45,046	44,806	35,583	35,048	31,393

Total fixed charges	165,460	161,333	101,948	105,152	95,690
Preferred stock dividends	—	—	—	—	—

Total fixed charges	165,460	161,333	101,948	105,152	95,690

Total earnings available for payment of fixed charges	$61,091	$(32,249)	$(14,581)	$(253,425)	$49,846

Ratio of earnings to fixed charges	0.37	(0.20)	(0.14)	(2.41)	0.52

Deficiency of earnings to fixed charges	(104,369)	(193,582)	(116,529)	(358,577)	(45,844)

Interest portion of rentals	35%	35%	35%	35%	35%

*	Amortization of loan fees is included in interest expense.